UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

YuMe, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98872B104

(CUSIP Number)

Ted Hastings

RhythmOne plc

251 Kearny Street, 2nd Floor

San Francisco, California 94108

1 (415) 655-1450

With copies to:

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

1 (212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON RhythmOne plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,189,230(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,189,230(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,189,230 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Beneficial ownership of 31.9% of outstanding YuMe Stock (as defined herein) is being reported hereunder solely because RhythmOne (as defined herein) may be deemed to have beneficial ownership of such YuMe Stock as a result of certain provisions contained in the Tender and Support Agreements (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by RhythmOne that it is the beneficial owner of any YuMe Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is hereby expressly disclaimed. The calculation of the 31.9% beneficial ownership is based on (i) 11,189,230 YuMe Stock beneficially owned by the Subject Shareholders (as defined herein) that are parties to the Tender and Support Agreement, dated as of September 4, 2017 and (ii) 34,696,961 YuMe Stock reported outstanding as of August 31, 2017 (as set forth in the Merger Agreement referred to in this Schedule 13D) plus certain restricted stock units and options of the Issuer vesting or accelerating, as applicable, in connection with the Transactions (as defined below) for an aggregate of 35,039,976 YuMe Stock issued and outstanding for the purposes of this Schedule 13D.

CUSIP NO. 98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 (the “YuMe Stock”), of YuMe, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1204 Middlefield Road, Redwood City, California 94063.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by RhythmOne plc, a public limited company incorporated under the laws of England and Wales (“RhythmOne”).

(b) The address of the principal office of RhythmOne is 251 Kearny Street, 2nd Floor, San Francisco, California 94108.

(c) The principal business of RhythmOne is to provide technology and media that connects digital audiences with brands through premium content across devices.

Set forth on Schedule A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of RhythmOne that contains the following information with respect to each such person, in each case as of the date hereof: (a) name, (b) business address, (c) present principal occupation or employment and the name, (d) name of employer, and (e) citizenship.

(d) During the last five years, neither RhythmOne nor, to the best of RhythmOne’s knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither RhythmOne nor, to the best of RhythmOne’s knowledge, any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

RhythmOne entered into the Tender and Support Agreement (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). RhythmOne has not paid any consideration in respect of such Tender and Support Agreements.

RhythmOne intends to finance the cash component of the Transaction Consideration (as defined in Item 4 below) with a combination of cash on hand and financing to be obtained prior to commencing the Offer.

Item 4.	Purpose of Transaction.

Agreement and Plan of Merger and Reorganization

On September 4, 2017, RhythmOne entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Issuer, Redwood Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (the “Purchaser”), and Redwood Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Merger Sub II”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, RhythmOne and the Purchaser have agreed to commence an exchange offer (the “Offer”) to purchase all of the outstanding YuMe Stock, with each share of YuMe Stock accepted by Purchaser in the Offer to be exchanged for the right to receive (i) $1.70 in cash (the “Cash Consideration”) and (ii) 7.325 ordinary shares £0.01 each in the capital of RhythmOne (“RhythmOne Stock”), plus cash in lieu of any fractional shares of RhythmOne Stock (the “Stock Consideration”), in each case, without interest ((i) and (ii) together, the “Transaction Consideration”). If the conditions to the Offer are satisfied and the Offer closes, Purchaser would acquire any remaining YuMe Stock by a merger of Purchaser with and into

CUSIP NO. 98872B104

the Issuer (the “First Merger”), with the Issuer surviving the First Merger. Immediately following the First Merger, the Issuer, as the surviving company of the First Merger, will be merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of RhythmOne.

The obligations of RhythmOne and Purchaser to consummate the Offer are subject to customary closing conditions, including (i) Purchaser having accepted for payment all of the YuMe Stock validly tendered pursuant to the Offer and not validly withdrawn and which represent at least a majority of the then-outstanding shares of YuMe Stock, (ii) the expiration or termination of the waiting period applicable to the Offer and the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any judgment issued by a court of competent jurisdiction or governmental authority, or a law or other legal restraint which would, in each case, make the mergers illegal or otherwise prohibit or prevent them from occurring, (iv) the Issuer having at least $32 million in cash and cash equivalents at the consummation of the Offer, (v) RhythmOne obtaining necessary shareholder approval and (vi) other customary conditions set forth in Exhibit B of the Merger Agreement. The Merger Agreement contemplates that, if the Offer is completed, the First Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, which permits completion of the First Merger upon the acquisition by RhythmOne of one share more than 50% of the number of shares of YuMe Stock that are then issued and outstanding. Accordingly, no vote of the Issuer’s stockholders will be required in connection with the Mergers if RhythmOne and Purchaser consummate the Offer. The consummation of the Offer is not subject to any financing condition.

At the effective time of the First Merger (the “Effective Time”), each share of YuMe Stock issued and outstanding immediately prior to the Effective Time (other than any YuMe Stock owned or held in treasury by the Issuer or shares owned by any person who is entitled to and properly demands statutory appraisal of his or her shares) will be converted into the right to receive the Transaction Consideration, without interest, subject to any required withholding taxes.

Each option to purchase shares of YuMe Stock (“Option”) that is outstanding as of immediately prior to the Effective Time and has a per share exercise price that is less than the value of the Transaction Consideration (with the RhythmOne Stock valued based on its 5-day volume-weighted average trading price on the Alternative Investment Market of the London Stock Market (“AIM”) on the last trading day immediately prior to the Effective Time) (“In-the-Money Option”), to the extent vested as of the Effective Time, will be “net exercised” into that number of shares of YuMe Stock equal to the total number of vested shares of YuMe Stock underlying such Option less that number of shares of YuMe Stock with a value (based on the value of the Transaction Consideration) equal to the sum of the aggregate exercise price of the Option and any applicable tax withholdings. The net number of shares of YuMe Stock resulting from such “net exercise” will be cancelled at the Effective Time in exchange for the Transaction Consideration. Each Issuer restricted stock unit (“RSU”) that is vested and outstanding as of the Effective Time will be settled in shares of YuMe Stock equal to the total number of vested shares of YuMe Stock underlying such RSU. Each of the shares of YuMe Stock resulting from such settlement will be cancelled at the Effective Time in exchange for the Transaction Consideration with any applicable tax withholdings from the settlement of the RSUs to be deducted from the RhythmOne Stock portion of the Transaction Consideration.

RSUs that are outstanding and unvested as of the Effective Time and In-the-Money Options that are outstanding and unvested as of immediately prior to the Effective Time, to the extent held by a continuing service provider, will be converted into RSUs and stock options, respectively, with respect to RhythmOne Stock generally having the same terms and conditions as applied prior to the Mergers, except for an adjusted per-share exercise price (if applicable). The number of shares of RhythmOne Stock subject to each such assumed award will be equal to the number of shares of YuMe Stock subject to the award immediately prior to the Effective Time multiplied by an exchange ratio. The exchange ratio will be the value of the Transaction Consideration divided by the 5-day weighted average trading price of RhythmOne Stock on the AIM on the last trading day immediately prior to the Effective Time. The per share exercise price of each assumed Option will be equal to the exercise price immediately prior to the Effective Time divided by the exchange ratio. Each Option that is not an In-the-Money Option and each unvested Option not held by a continuing service provider will be cancelled at the Effective Time for no consideration in exchange.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this nature, including an agreement that, subject to certain exceptions, the parties will use reasonable best efforts to cause the Offer and the Mergers to be consummated. Additionally, the Issuer has agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer and to certain restrictions on its ability

CUSIP NO. 98872B104

to respond to any such proposals. Until the earlier of the termination of the Merger Agreement and the Effective Time, each of the Issuer and RhythmOne has agreed to operate its respective business in all material respects in the ordinary and usual course of business and has agreed to certain other negative operating covenants, as set forth more fully in the Merger Agreement.

The Merger Agreement includes customary termination provisions for both RhythmOne and the Issuer, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by the Issuer to accept a superior proposal and enter into a definitive agreement providing for such superior proposal, or a termination by Parent in the event the Issuer’s Board withdraws its recommendation or recommends an alternative transaction or in the event the Issuer materially breaches its non-solicitation obligations, the Issuer will pay RhythmOne a termination fee of $5,536,790. Additionally, if the minimum tender condition set forth in the Merger Agreement cannot be met by March 31, 2018 (which may be extended to April 30, 2018) and the Merger Agreement terminates in accordance with its terms, the Issuer will reimburse RhythmOne for its reasonable expenses in connection with the Merger Agreement up to $500,000. If RhythmOne is unable to get shareholder approval by March 31, 2018 and the Merger Agreement terminates in accordance with its terms, RhythmOne will reimburse the Issuer for its reasonable expenses in connection with the Merger Agreement up to $500,000.

The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, RhythmOne, their respective affiliates and their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a prospectus/offer to exchange of RhythmOne, the tender offer statement of RhythmOne on Schedule TO, as well as each of the Issuer’s and RhythmOne’s public filings.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact to be relied upon by RhythmOne stockholders or other security holders, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by RhythmOne stockholders or other security holders. RhythmOne stockholders or other security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of RhythmOne, Purchaser or the Issuer. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in RhythmOne’s or the Issuer’s public disclosures.

Tender and Support Agreement

Simultaneously with the execution of the Merger Agreement, RhythmOne entered into a tender and support agreement (the “Tender and Support Agreement”), dated as of September 4, 2017, by and among RhythmOne, the Purchaser, Merger Sub II and certain directors, officers and stockholders of the Issuer as set out in Schedule A thereto (each of the foregoing, a “Subject Shareholder” and, together the “Subject Shareholders”). The Tender and Support Agreement generally requires, subject to certain exceptions, such Subject Shareholders to (i) tender, or cause to be tendered, into the Offer all of the YuMe Stock owned by the Subject Shareholder (the “Subject Shares”) and not to withdraw its Subject Shares from the Offer and (ii) vote, or cause or direct to be voted, all of the YuMe Stock beneficially owned by them to approve and adopt the Merger Agreement and the Mergers and the Offer and against any acquisition proposal or any other action, agreement or transaction that would reasonably be expected to impede or delay the Mergers and the Offer.

Each Subject Shareholder also agreed to certain transfer restrictions with respect to the Subject Shares held by such Subject Shareholder, provided that such Subject Shareholder may transfer Subject Shares to its partners or members, affiliated entities, any trustee or beneficiary of the trust, or pursuant to a transfer by will, operation of law or for

CUSIP NO. 98872B104

estate planning purposes (each, a “Permitted Transfer”). Additionally, each Subject Shareholder agreed to revoke any proxies it has granted and irrevocably appoint RhythmOne as attorney-in-fact and proxy on behalf of such Subject Shareholder.

Pursuant to the Tender and Support Agreement, each Subject Shareholder agreed that, for a period of six months after the Effective Time (the “Restricted Period”), it will not, without the prior written consent or waiver by RhythmOne: (i) transfer (other than Permitted Transfers) any legal or beneficial ownership in any of RhythmOne’s common stock, options or RSUs received by it in the Offer or the Mergers (the “Restricted Securities”), (ii) enter into any contract, option or other agreement with respect to any transfer (other than Permitted Transfers) of such Subject Shareholder’s Restricted Securities, including any derivative instrument, hedging arrangement or other similar agreement, or (iii) engage in any short selling of Restricted Securities. If, for any reason the Tender and Support Agreement is terminated prior to the Effective Time, the lockup restrictions set forth above will survive the Effective Time for the Restricted Period.

Pursuant to the terms of the Tender and Support Agreement, the Tender and Support Agreement will terminate upon the first to occur of (i) the Effective Time, (ii) any termination or expiration of the Offer or the Merger Agreement, or (iii) the mutual written consent of RhythmOne and such Subject Shareholder.

The foregoing summary of the Tender and Support Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the Tender and Support Agreement, filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

The Mergers would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, changes to the Issuer’s charter, by-laws or instruments corresponding thereto, the delisting of the YuMe Stock from the New York Stock Exchange and the YuMe Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b):

Prior to September 4, 2017, RhythmOne was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any YuMe Stock or any other securities exchangeable or convertible into YuMe Stock. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Tender and Support Agreement, RhythmOne may be deemed to beneficially own 11,189,230 YuMe Stock(with shared voting power and shared dispositive power) representing approximately 31.9% of the total outstanding YuMe Stock, based on 34,696,961 YuMe Stock reported outstanding as of August 31, 2017 (as set forth in the Merger Agreement referred to in this Schedule 13D) plus certain RSUs and options of the Issuer vesting or accelerating, as applicable, in connection with the Mergers (as defined below) for an aggregate of 35,039,976 YuMe Stock issued and outstanding for the purposes of this Schedule 13D. Information regarding the Subject Shareholders’ beneficial ownership is based upon information regarding the number of YuMe Stock subject to the Tender and Support Agreement. RhythmOne disclaims any beneficial ownership of such YuMe Stock, and nothing herein shall be deemed to be an admission by RhythmOne as to the beneficial ownership of such YuMe Stock. To RhythmOne’s knowledge, no YuMe Stock are beneficially owned by any of the persons listed on Schedule A.

Notwithstanding the foregoing, however, RhythmOne (i) is not entitled to any rights as a stockholder of the Issuer with respect to any YuMe Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any YuMe Stock other than the power provided pursuant to the Tender and Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that RhythmOne is the beneficial owner of any securities of the Issuer (including, without limitation, the YuMe Stock owned by the Subject Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

CUSIP NO. 98872B104

(c)	Except as described in this Schedule 13D, no transactions in the YuMe Stock were effected during the past sixty (60) days by RhythmOne, or, to the best of the knowledge of RhythmOne, by any of the other persons listed on Schedule A hereto.

(d)	To the knowledge of RhythmOne, no person, other than the Subject Shareholders, including (i) AVI Capital Yankee, LP, AVI Capital Partners, LP, AVI Management, LLC, AVI Partners, LLC, James A. Dunn, Jr., and Darren C. Wallis, (ii) VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, and VIEX Capital Advisors, LLC, and (iii) Edenbrook Capital, LLC, each of which beneficially owns in excess of 5% of the outstanding YuMe Stock) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the YuMe Stock subject to the Tender and Support Agreement.

(e)	Not applicable.

As stated above, the above descriptions of the Merger Agreement and the Tender and Support Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Tender and Support Agreement, copies of which are listed as Exhibits hereto and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 through 5 of this Schedule 13D are incorporated by reference in this Item 6 as if fully set forth herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger and Reorganization by and among RhythmOne plc, Redwood Merger Sub I, Inc., Redwood Merger Sub II, Inc. and YuMe, Inc., dated September 4, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by YuMe, Inc. on September 5, 2017).

Exhibit 2	Tender and Support Agreement, dated as of September 4, 2017, by and among RhythmOne plc, Redwood Merger Sub I, Inc., Redwood Merger Sub II, Inc., and each of the persons set forth on Schedule A thereto.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2017

RHYTHMONE PLC

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

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SCHEDULE A

Directors and Executive Officers of RhythmOne plc

The following table sets forth the (a) name, (b) present principal occupation or employment and (c) citizenships of each of the directors and executive officers of RhythmOne. The business address of all directors and officers listed below is c/o RhythmOne plc 251 Kearny Street, 2nd Floor, San Francisco, California 94108.

Name	Present Principal Occupation or Employment	Citizenship
Ted Hastings	Chief Executive Officer and Director of RhythmOne	Canada

Richard O’Conner	Chief Financial Officer of RhythmOne	U.S.A.

Dan Slivjanovski	Head of Marketing at RhythmOne	U.S.A.

Richard Nunn	Chief Revenue Officer of RhythmOne	United Kingdom

Bhaskar Ballapragada	Head of Product at RhythmOne	U.S.A.

Raj Chellaraj	Director (Non-Executive Chairman) of RhythmOne; Associate Dean for Finance and Administration at the Stanford Business School	U.S.A.

Suranga Chandratillake	Director of RhythmOne; General Partner at Balderton Capital	U.S.A. and United Kingdom

Mark Opzoomer	Director of RhythmOne; Partner at Bond Capital Partners	Canada and United Kingdom

Ujjal Kohli	Director of RhythmOne; former CEO of Preact Inc.	U.S.A.

Andy Cunningham	Director of RhythmOne; President of Cunningham Collective	U.S.A.